SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 3, Bloco A, Sobreloja
70713-000 Brasilia — DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR	TELE NORTE CELULAR
PARTICIPA ÇÕES S.A.	PARTICIPA ÇÕES S.A.
CNPJ #02.558.118/0001-65	CNPJ #02.558.154/0001-29
Publicly-held Company	Publicly-held Company

MATERIAL FACT

In compliance with the provisions in paragraph 4 of Article 157 of Law #6,404/76 and Instruction #358/02 issued by the Securities and Exchange Commission of Brazil (“CVM”), Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. (“Companies”) publicly announce that decision was rendered in the records of the Interlocutory Appeal #2005.00.2.005392 -1, in progress before the 2nd Civil Panel of the Distinguished Court of Appeals of the Federal District, as follows:

“2nd Civil Panel
AGI (Interlocutory Appeal) 2005.00.2.005392 -1
Reporting Appeals Court Judge Costa Carvalho

ORDER

This Order is rendered by me as eventual deputy of the Reporting Judge and as Eventual Chief Justice of the Panel.

The claimant requests:

     1 – that the decisions rendered on 8/8/05, on pages 802 and 803 by the Appeals Court Judge Asdrúbal Lima on duty become effective, since estoppel by judgment has occurred and due to the fact that the Interlocutory

Appeal decision, whose reporting judge is the appeals court judge Costa Carvalho, was favorable to the appellant by unanimous vote;

      2 – that the communication the administrators made to NEWTEL –– name given by Minister Vidigal – becomes null and void and which was also sent to Telpart on 12/21/05 and 1/5/06, likewise the call notice for AGE (Extraordinary General Meeting) of Telpart for 1/23/06, at 11:00 a.m. as this was practiced by illegitimate people;

     3 – that the fine for failure to comply with court decision shall be applied,

     4 – Should decision be favorable, the fact shall be announced to Newtel Participações S/A’s Chairman of the Board of Diretors and to Telpart Participações S/A’s Chairman of the Board of Directors..

I grant the filing of powers of attorneys.

     Referring to petitions, we verify that there are legal basis therefor with effect. The decisions on pages 659-662, prohibiting the practice of any act, reflecting on the plaintiffs’ legal environment, modifying the filing of lawsuit and the decision on pages 670/671, clarifying expressions employed in previous decision are in force, thus, acknowledged by the appeals court judge on duty on August 8, 2005, page 793. On page 1012, the reporting judge of this AGI – appeals court judge Costa Carvalho – rejected the petition for reconsideration.

     It is worth mentioning that AGI was judged and concluded on 12/12/05, decision of which approved the unanimous vote, under the terms of the vote of reporting judge.

     Subsequently, a stay of injunction was petitioned before the STJ (Superior Court Justice) through SLS 222, which was granted by Minister Vidigal on 12/19/05. To clarify such decision upon appellants’ request, the Minister affirms that the decision brings ex nunc effects.

     Obviously, as affirmed by the appellants, past effects are maintained by past decisions –prior to 12/19/05 in lawsuits in progress at this court.

2

     Therefore, the call is inappropriate according to such decisions, thus, made without any legal support to call for a meeting.

     As emphasized by the Minister Edson Vidigal at the AgRg (special appeal according to specific court regulations) in SLS 222-DF:

“Concerning the effectiveness of decisions rendered in petition for stay of injunction or judgment, this Special Court already settled an understanding that the granting of retroactive effect to such decisions would practically mean an infringement to the principle of legal security, as presuppositions authorizing the previously granted relief still exist, but were only withdrawn to give rise to the supremacy of the public interest (AgRg STA 85-RJ precedent). There are no doubts that the effects of granting for the suspension operate ex nunc.”

The reasoning is logical.

     A company may only call for a meeting should its management be legally established. The former decision is peremptory when affirms, ipsis litteris: “I award the injunction to restore the a quo court decision as of 6/21, determining that the defendants/appellee abstain from practicing any direct or indirect act reflecting on the legal environment plaintiffs/appellants, implying modification of real and legal status at the time the lawsuit is filed”.

     The petition for an AGE call as of 12/21/2005 is grounded on Minister Vidigal’s decision:

“On December 20, 2005, the Honorable Chief Justice of the Distinguished Superior Court of Justice, in decision rendered in the records of the Stay of Injunction #222 (a copy attached hereto) suspended the effects of decision of the Distinguished Court of Appeals of Federal District, rendered in the records of appeal mentioned in the previous paragraph”.

Thus, I approve such petition, not examining the application of fine, which

3

was already incurred. As such decision shall not be prejudiced, the Notable Reporting Judge shall examine it.

To be informed, as requested.
Please notify.
Federal District, January 19, 2006.

Chief Justice of the 2nd Civil Panel
Eventual Appeals Court Judge” (the original document is underlined)

Brasília, January 20, 2006.

Ricardo Del Guerra Perpetuo
Investor Relations Officer of Telemig Celular Participações S.A.
and Tele Norte Celular Participações S.A.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ricardo Del Guerra Perpetuo

Name:	Ricardo Del Guerra Perpetuo
Title:	Chief Financial Officer and
Head of Investor Relations